Upholstery International, Inc

8005 W. 183rd Street, Suite E

Tinley Park, IL 60423

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attention:	Larry Spirgel, Assistant Director

Kathleen Krebs

Re:	Upholstery International, Inc

Registration Statement on Form S-1

File No. 333-195209

Request for Acceleration of Effectiveness/Rescind

Dear Sir/Madam:

Please rescind the letter referring to the request for acceleration of effectiveness submitted on 2/2/2014.

Sincerely,

Upholstery International, Inc

/s/ Ken Kovie

Ken Kovie

Chief Executive Officer